Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$119,484	$116,803	$136,967	$153,529	$166,750	$171,829
Interest applicable to rentals	4,103	4,269	3,928	3,544	3,442	3,444

Total fixed charges, as defined	123,587	121,072	140,895	157,073	170,192	175,273

Preferred distributions, as defined (a)	8,474	11,297	11,297	11,297	11,328	11,298

Combined fixed charges and preferred distributions, as defined	$132,061	$132,369	$152,192	$168,370	$181,520	$186,571

Earnings as defined:
Net Income	$231,435	$473,923	$281,081	$252,464	$283,531	$302,768
Add:
Provision for income taxes:
Total Taxes (Benefit)	66,546	(370,211)	(128,922)	81,877	96,270	106,973
Fixed charges as above	123,587	121,072	140,895	157,073	170,192	175,273

Total earnings, as defined	$421,568	$224,784	$293,054	$491,414	$549,993	$585,014

Ratio of earnings to fixed charges, as defined	3.41	1.86	2.08	3.13	3.23	3.34

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.19	1.70	1.93	2.92	3.03	3.14

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.